Imperial Tobacco Group PLC

PO Box 244, Southville, Bristol BS99 7UJ

Tel: +44 (0) 117 933 7012

Fax: +44 (0) 117 966 7859

Ms Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

18 May 2007

Re:          Imperial Tobacco Group PLC

Form 20-F for the year ended September 30, 2006

Filed February 2, 2007

File No. 001-14874

Dear Ms Cvrkel

Thank you for your letter of 24 April 2007.  As discussed with Claire Erlanger on 26 April 2007, the arrival of your letter coincided with preparation of our interim results which were published on 1 May 2007 and a period in which we have been pursuing a potential major acquisition.  We are therefore very grateful to be allowed additional time to respond to your comments beyond the 10 business days from the date of your letter.

We very much appreciate the helpful nature of your comments and your indication that these may be addressed in future filings.

In responding to your comments we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included each of your comments from your letter, in order and in italics, followed by our responses.

Cover Page

1.                                     It is unclear from the cover page of your Form 20-F whether you have elected to comply with the requirements of Item 17 or Item 18 in preparing the financial statements included in your Form 20-F since both boxes have been marked.  Please revise the cover page of future filings to clearly indicate that you have elected to comply with Item 17 of Form 20-F as noted on page 109 of the Form 20-F.

Imperial Tobacco Response

We confirm that we have elected to comply with Item 17 and will amend future filings to ensure this is clearly indicated.  The marking of both boxes on the front page of our Annual Report was a typographical error.

Item 5. Management’s Discussion and Analysis

A. Operating Results, page 53

2.                                     Please revise your disclosure in future filings to include a discussion of the reasons for the changes in amounts between periods for all significant income statement line items.  For example, other operating charges increased 7.7% in 2006 but you have not provided any reasons for the increase in amount.  Your disclosure should quantify and discuss the significant cost components within this broad category, such as licensing fees, product costs, product development costs, marketing costs, and any other significant components that would enable readers to understand your business better.

Imperial Tobacco Response

We will revise future filings to include a discussion of reasons for changes in amounts between periods for all significant income statement lines.

Item 15. Controls and Procedures A. Disclosure Controls and Procedures, page 105

3.                                     We note your disclosure that the committee has reviewed the disclosure controls and procedures as of September 30, 2006 for their effectiveness.  However, we do not believe that your disclosure concludes on the effectiveness of the disclosure controls and procedures as required by Item 15 of Form 20-F.  Please tell us, and revise future filings to specifically state, your conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by your Form 20-F.  See Item 15(a) of Form 20-F.

Imperial Tobacco Response

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Based on the foregoing, the Company concluded that its disclosure controls and procedures were effective.

In future filings we will amend the wording to specifically state our conclusion regarding the effectiveness of the Company’s disclosure controls and procedures.

Consolidated Financial Statements

Consolidated Income Statements, page F-4

4.                                     Please provide us details, and revise future filings to disclose, the nature of any material amounts included in “other operating charges” on the face of the income statement.  See paragraph 83 of IAS 1.

Imperial Tobacco Response

On transition to IFRS, we considered very carefully the format of our financial statements — and in particular the format of our income statement.  Following this we concluded that the format and level of disclosure included in our income statement met the requirements of paragraph 83 of IAS 1 — that is that our income statement includes those line items that we believe are relevant to an understanding of the group’s financial performance.

As requested we have supplementally provided a table detailing the nature and amount of the items that comprise “Other operating charges”:

	2005	2006
	(£ millions)
Advertising & promotion	288	272
Purchase of third party goods for resale	112	86
Other people related costs	76	72
Distribution costs	56	59
Legal & professional costs	43	43
Freight	36	31
Rents, rates, insurance & other site costs	15	17
IT costs	18	15
Other	39	35
	683	630

In future filings where there are significant movements in the underlying components of items we disclose on the face of the income statement, we will seek to describe these under Item 5. A Operating Results.

Notes to the Financial Statements

Note 1. Segmental Information, page F-20

5.                                     We note your disclosure that reconciliations between adjusted and reported taxation are included in Note 6 and between adjusted and reported earnings per share in Note 8.  In light of the fact that these measures are not disclosed as measures used by management in evaluating segment performance, we believe these measures would be considered non-GAAP measures for US GAAP purposes and would not be appropriate in the notes to the financial statements under US GAAP in accordance with Item 10(e)(1)(ii)(C) of Regulation SK.  Please revise future filings to eliminate presentation of these “non-GAAP measures,” or alternatively, confirm to us that these measures are required or expressly permitted by IFRS and are included in the annual report issued in your home country.  See Question 28 of the SEC’s Frequently Asked Questions Regarding Non-GAAP Financial Measures, issued in June 2003.

Imperial Tobacco Response

IAS 33 recognises that there may be instances where a company would wish to disclose additional earnings per share amounts calculated on a level of earnings other than one required by the standard and in paragraph 73 covers the specific disclosure requirements in these circumstances.

We believe that in the UK many companies provide additional measures of earnings per share and we consider that our adjusted measure reflects the way in which the investment community analyses our results.  In presenting the additional measure in Note 8, we believe that the adjusted taxation disclosure presented in Note 6 is necessary to satisfy the requirement of IAS 33 to provide a reconciliation of any measures used to line items disclosed on the income statement. We believe that the combined disclosures satisfy the disclosure requirements of IAS 33.  These measures are included in our UK Annual Report and Accounts and we consider that it is important that this information be available to readers of both our UK Annual Report and Accounts and our Annual Report on Form 20-F.

Note 3.  Restructuring Costs, page F-24

6.                                     We note that in 2006, restructuring costs were primarily in respect of the closure of the Liverpool and Lahr factories.  We also note that in 2005, restructuring costs are in respect of the closure of factories in Plattsburgh, Montreal, Dublin and Treforest.  Please tell us if any of the property and equipment at these factories should be separately presented as “held for sale”   on the balance sheet at September 30, 2006 or 2005.   See paragraph 6 of IFRS 5.

Imperial Tobacco Response

The total net book value of property, plant and equipment at the facilities concerned amounted to £11m in 2006 and £11m in 2005.  In each case plant and equipment was either transferred to other facilities owned by the group or scrapped and therefore would not appropriately have been classified as ‘held for sale’.  We concluded that application of IFRS 5 would not have affected the valuation of the remaining amounts and that they were not material enough to warrant separate disclosure.

Note 8. Earnings Per Share, page F-27

7.                                     Please revise future filings to disclose the number of instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.  See paragraph 70(c) of IAS 33.

Imperial Tobacco Response

There were no instruments in 2005 or 2006 that were excluded from the calculation because they were anti-dilutive for the periods presented.  We will include such disclosure in future filings.

Note 9. Intangible Fixed Assets, page F-28

8.                                     We note that you have determined that the Davidoff trademark has an indefinite life based on the fact that Davidoff is an established international brand with global growth potential.  In light of the fact that your other trademarks are amortized over a useful life of 20 years or less, please tell us why you believe that it is appropriate to assign the Davidoff trademark an indefinite life for both IFRS and US GAAP purposes.  As part of your response, please address the criteria listed in paragraph 90 of IAS 38 for IFRS purposes and paragraph 11 of SFAS No. 142 for US GAAP purposes.

Imperial Tobacco Response

IAS 38 states that an intangible asset shall be regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

The key factors supporting our conclusion that the intangible asset has an indefinite life were:

•                  the existing longevity of the brand (established for cigars in 1970), together with our significant investment in the brand and the significant growth in volume from zero cigarettes in 1985 to around 14 billion in the full financial year 2006;

•                  that at acquisition we marketed the brand in 120 countries reducing the exposure to decline in any single market;

•                  that there is no evidence that smoking restrictions are having a significant impact on sales volumes.

Following our acquisition of Reemtsma in 2002, we already held a licence to manufacture and sell Davidoff cigarettes worldwide until 2031.  Based upon our belief in the value and strength of the Davidoff brand, we concluded that we were prepared to acquire the brand to remove the risk of the brand being licensed or sold to a competitor after 2031 — we believe that this clearly indicates management’s belief in the continuing value of the brand after that date.  The use of the Davidoff trademark for other luxury products such as perfume and cigars contributes to brand recognition and we believe contributes to the indefinite life thereof.

In determining indefinite life we considered the criteria in paragraph 90 of IAS 38 and those in paragraph 11 of SFAS No. 142.  On the basis of this analysis — which we have included as an appendix to this letter — we concluded that the Davidoff brand had an indefinite life.

Historically we have not ascribed indefinite lives to brands acquired by the Company.  We believe that the Davidoff brand is very different from other brands we own principally due to its global presence, not only in the cigarette market, but also for other luxury goods, as well as its worldwide growth potential.

9.                                     We note that you disclose the changes in cost and accumulated amortization for intangible assets for the year ended September 30, 2006.  In future filings, please revise to include the changes in cost and accumulated amortization for intangible assets for each period for which a balance sheet is presented (i.e., October 1, 2004 through September 30, 2005 and October 1, 2005 through September 30, 2006).  See paragraph 118 of IAS 38.

Imperial Tobacco Response

We note your comment and will include the additional disclosure in future filings.

Note 10.  Property, Plant and Equipment, page F-30

10.                              We note that you include a reconciliation of the cost and accumulated depreciation amounts for property, plant and equipment for the period October 1, 2005 through September 30, 2006.  In future filings, please revise to include changes in the cost and accumulated depreciation for each period for which a balance sheet is presented (i.e., October 1, 2004 through September 30, 2005 and October 1, 2005 through September 30, 2006).  See paragraph 73 of IAS 16.

Imperial Tobacco Response

We note your comment and will include the additional disclosure in future filings.

Note 16.  Borrowings and Financial Instruments

11.                              We note that several of the amounts included in your notes to the financial statements are presented in Euros rather than pounds sterling, your reporting currency.  Please revise future filings to ensure that all amounts are presented in pounds sterling.  A convenience translation is allowed for the most recent fiscal year-end, however the convenience translation is in addition to the amount presented in the reporting currency.  See Rule 3-20 of regulation SX.

Imperial Tobacco Response

The items shown in Euros are disclosed as such because these are Euro-denominated facilities and we believe that stating these amounts in pounds sterling may be misleading to users’ understanding of our currency exposures.  We respectfully propose to continue to show these amounts in Euros and to include in parenthesis a pounds sterling equivalent for convenience.

Note 21.  Share Schemes, page F-52

12.                              We note that during the year ended September 30, 2006 there were exercises of sharesave options, conditional awards and long-term incentive plan awards.  Please tell us how you accounted for these options and awards, as it is not apparent from Note 22 where the amount was recorded in equity for the issuance of these shares.

Imperial Tobacco Response

We respectfully advise the Staff that the cost of employees’ services received in exchange for the grant of rights under these options and awards is measured at the fair value of the equity instruments granted and expensed through the income statement over the vesting period, with a corresponding entry to equity.

Imperial Tobacco buys shares to satisfy rights arising under equity-based employee compensation schemes.  On consolidation these shares, which are held by an employee benefit trust, are accounted for as a deduction from equity attributable to the equity holders of the Company.

When rights are exercised, these shares are transferred to the beneficiaries and equity is increased by the amount of the proceeds received.

The cost of employees’ services for 2006 (including related social security and administration costs) of £16 million is disclosed on page F-52.  Shares purchased are disclosed in the Consolidated Cash Flow Statements on page F-8 at £55 million and cash proceeds received are recorded at £7 million.  The net result of these items (excluding social security and administration costs) is shown as Increase in own shares held by the employee benefit trust in Note 22 Changes in Equity.

In future filings we will enhance disclosure to show gross rather than net movements relating to employee share schemes in Note 22 Changes in Equity.

Note 22. Changes in Equity, page F-57

13.                              We note from your disclosure in Note 21 that stock compensation expense for 2005 and 2006 was £11 million and £16 million, respectively.  Please explain to us why these amounts do not appear to be included in the changes in equity as reflected in Note 22 on page F-57.  For US GAAP purposes we would expect these amounts to be recorded as increases to shareholders’ equity at the time they are recorded as expenses.

Imperial Tobacco Response

We respectfully advise the Staff that stock compensation expense (excluding social security and administration costs) is included in the determination of the net movement of £31 million shown under the caption “Increase in own shares held by the employee benefit trust” in Note 22 on Page F-57 for 2006, and in the net movement of £9 million shown as “Decrease in own shares held by the employee benefit trust” for 2005.  Please also refer to our response to comment number 12 above.

In future filings we will enhance disclosure to show gross rather than net movements relating to employee share schemes in Note 22 Changes in Equity.

14.                              Please revise your statement of changes in shareholders’ equity in future filings to include a reconciliation of the number of treasury shares held by the Company during the various periods presented.

Imperial Tobacco Response

In future filings we will add additional columns to the Treasury shares disclosure to show the number of shares held.

15.                              We note your disclosure that cumulative goodwill of £2,410 million relating to acquisitions prior to 1998 was written off directly to reserves in line with the requirements of the accounting standards that were in force at the time.  Please tell us when the goodwill was written off and tell us the effect, if any, that the write-off had on the financial statements for the years ended September 30, 2005 and 2006.  In addition, please explain how this difference in accounting has been reflected in the reconciliations to US GAAP included in Note 31 to your financial statements.

Imperial Tobacco Response

Cumulative goodwill written off to reserves prior to 1998 under UK GAAP relates to:

(£ millions)
Arising on the demerger of Imperial
Tobacco from Hanson in October 1996	1,543
Acquisition of Rizla International in January 1997	165
Acquisition of Van Nelle Tabak in July 1998	702
2,410

Under UK GAAP goodwill arising on the demerger from Hanson in 1996 was written off directly to reserves.  Under US GAAP the accounting applied did not give rise to goodwill on demerger.  As a result under both IFRS and US GAAP there is no goodwill balance relating to the demerger of Imperial Tobacco from Hanson.  In relation to the Van Nelle acquisition, for US GAAP purposes, part of the purchase consideration was allocated to an identifiable intangible that continues to be amortised over 40 years.  Goodwill in relation to Rizla and Van Nelle was originally being amortised over 40 years for US GAAP purposes through to our adoption of SFAS No. 142 on 1 October 2002.

The current year amortisation of the Van Nelle identifiable intangible is included under “Amortization of other intangibles” in the reconciliation of Profit attributable to shareholders in Note 31.  The reinstatement of the net book values of goodwill and identifiable intangibles is shown as “Goodwill, less accumulated amortization and Other intangible assets, less accumulated amortization” in the reconciliation of Equity shareholders’ funds in Note 31.

Amounts under US GAAP in relation to each of these acquisitions are as follows:

	Amounts under US GAAP 2006
	Goodwill		Intangibles
	Cost	NBV	Cost	NBV
	(£ millions)
Arising on the demerger of Imperial Tobacco from Hanson in October 1996	—	—	—	—
Acquisition of Rizla International in January 1997	165	142	—	—
Acquisition of Van Nelle Tabak in July 1998	456	408	383	304
	621	550	383	304

	Amounts under US GAAP 2005
	Goodwill		Intangibles
	Cost	NBV	Cost	NBV
	(£ millions)
Arising on the demerger of Imperial Tobacco from Hanson in October 1996	—	—	—	—
Acquisition of Rizla International in January 1997	166	142	—	—
Acquisition of Van Nelle Tabak in July 1998	458	409	384	315
	624	551	384	315

Note 24.  Acquisitions, page F-58

16.                              We note that in 2005 you acquired a 43% interest in Skruf Snus AB and we note from your disclosures in Note 32 that you have consolidated this entity in your financial statements.  For US GAAP purposes, please explain to us why you believe it is appropriate to consolidate the entity rather than account for the investment using the equity method of accounting.  See ARB 51, SFAS No. 94 and paragraph 17 of APB 18.  If you believe you control this entity for US GAAP purposes, explain in detail your basis for this conclusion.

Imperial Tobacco Response

As indicated in Note 24, the acquisition agreement provides the group with control of the operating and financial policies of Skruf Snus AB (including its dividend policy) and includes a commitment to acquire the remaining shares by mid 2009.  As a consequence of this commitment to acquire the remaining shares and the fact that we exercise control over the company, we have fully consolidated Skruf Snus in our IFRS accounts.  The fair value of the gross assets acquired was £2m and that of the net liabilities acquired was £4 million.

17.                              We note your disclosure that in December 2005, you made the final payment of deferred consideration in respect to the acquisition of Tobaccor SA.  Please tell us, and disclose in future filings, the amount of the payment made and how you accounted for this transaction.

Imperial Tobacco Response

We respectfully advise the Staff that the deferred consideration was £56 million as disclosed in Item 5. B Liquidity and Capital Resources.  This amount had been accounted for as a liability since the original transaction in 2002 which gave rise to goodwill of £72 million.  In future filings, we will augment our current disclosures.

Note 28. Analysis of Net Debt, page F-60

Note 29. Reconciliation of Cash Flow to Movement in Net Debt, page F-60

18.                              We note your presentation of the measure “net debt” in Notes 28 and 29.  In light of the fact that this measure is not disclosed as a measure used by management in evaluating segment performance in Note 1, we believe this measure is considered a non-GAAP measure for US GAAP purposes and would not be appropriate in the notes to the financial statements under US GAAP in accordance with Item 10(e)(1)(ii)(C) of regulation SK.  Please revise Note 31 to disclose that under US GAAP net debt would not be disclosed in the notes to the financial statements, or alternatively, confirm to us that these measures are required or expressly permitted by IFRS and are included in the annual report issued in your home country.  See Question 28 of the SEC’s Frequently Asked Questions Regarding Non-GAAP Financial Measures, issued in June 2003.

Imperial Tobacco Response

Management monitors the group’s borrowing levels using adjusted net debt.  As such we believe it is of significant interest to the investor community and it is included in our UK Annual Report and Accounts.  We note the Staff’s comment and will indicate in future filings that this is a non-GAAP measure and under US GAAP would not be disclosed in the notes to the financial statements.

Note 30. Explanation of transition to IFRS, page F-61

- Footnote (1)

19.                              We note that your adjustment for advertising and promotion expenses is presented as a decrease to revenue.  In light of the fact that your disclosure indicates that this is a reclassification from other operating charges, and does not impact profit before tax, please explain to us why there is not an offsetting adjustment to profit from operations.

Imperial Tobacco Response

We respectfully advise the Staff that other operating charges have not been shown separately in the reconciliation in Note 30 — but rather they are included as a component of the total operating charges being represented as the difference between Revenue less duty and Profit from operations.  Since both revenue and other operating charges are components of Profit from operations, this figure is unaffected by the restatement.

Note 31.  Summary of Differences Between IFRS and US GAAP, page F-69

20.                              In view of the material differences and items that impact stockholders’ equity,  a reconciliation of a statement in changes in shareholders’ equity using balances determined solely under U.S. GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a U.S. GAAP basis.   Please supplementally prepare and furnish us a U.S. GAAP statement in changes in stockholders’ equity.  As many registrants elect to include these U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

Imperial Tobacco Response

We supplementally provide the Staff with a statement of changes in shareholders’ equity for 2005 and 2006.  We will include such a statement in future filings.

Equity roll forward	2005	2006
	(£ millions)
Balance at beginning of year	1,659	1,807
Net income	680	778
Exchange movements	20	(63)
(Increase)/decrease in own shares held by the employee benefit trust	22	(41)
Increase in own shares held as treasury shares	(201)	(556)
Dividends paid	(373)	(406)
Deferred tax on actuarial gains and losses taken directly to reserves	—	(24)*
Deferred tax on other items taken directly to reserves	—	8
Balance at end of year	1,807	1,503

* Following our review of the above equity reconciliation, we have concluded that the reconciling item “Deferred tax on actuarial gains and losses taken directly to reserves” (which is included in the net £17 million movement in Note 22 and separately identified in the Consolidated Statement of Recognised Income and Expense) should not have been included within equity under US GAAP, but rather the net deferred tax liability recognised in our US GAAP balance sheet at 30 September 2006 should have been reduced by this amount.  We have carefully considered this information, and believe that the amount is not material in the context of either our net deferred tax liability on a US GAAP basis of £1,023 million or shareholders’ equity of £1,503 million.

21.                              Please explain why there is an adjustment between IFRS and US GAAP increasing stockholders equity by 10 million pounds sterling for employee related benefits for fiscal 2005 when the adjustment between IFRS and US GAAP for this period to net income for employee related benefits is a 9 million pounds sterling decrease in net income.

Imperial Tobacco Response

We respectfully advise the Staff that the £10 million reconciling item in the reconciliation of Equity shareholders’ funds includes a provision for holiday pay included in the IFRS financial statements that had not previously been recognised under either UK or US GAAP.  On transition to IFRS we concluded that this amount should previously have been recorded under US GAAP, but we considered it to represent a non-material error.  This has been recognised through the US GAAP income statement in 2006 and forms part of the £12 million Employee related benefits in the reconciliation of US GAAP net income in Note 31.  As at the end of 2006, there is no balance sheet difference between IFRS and US GAAP in relation to this amount, but at the end of 2005 this represented a difference between US GAAP and IFRS such that shareholders’ equity was higher under US GAAP as a result of this amount not being recognised.

As stated in Note 31(iv), the group adopted SFAS No. 123(R) with effect from 1 October 2005 using a modified prospective transition method.  Prior to this all share-based payments had been treated as equity settled and therefore did not give rise to a different balance sheet treatment between IFRS and US GAAP as the offset to the income statement charge is in equity for both IFRS and US GAAP.  The additional US GAAP £9 million charge for share-based payments in 2005 therefore does not give rise to a movement in US GAAP equity.

22.                              We note from the disclosure on page F-10 that in connection with the transition to IFRS, and as permitted by IFRS 1, the translation differences arising on translation of non-sterling denominated group companies arising prior to October 1, 2004 have not been included as a separate component of equity.  As this treatment is not permissible under US GAAP, please tell us and revise Note 31 to your financial statements to discuss and quantify the impact of this difference in accounting between IFRS and US GAAP.

Imperial Tobacco Response

Cumulative exchange translation gains prior to 1 October 2004 amounting to £106 million are held within retained earnings under US GAAP.  This difference in treatment does not give rise to an overall difference to total shareholders’ funds under US GAAP as compared to IFRS.

We will include this disclosure in future filings.

(ii) Goodwill and Other Intangible Assets

23.                              We note that in the reconciliation of equity shareholders’ funds under IFRS to shareholders’ funds under US GAAP, there is an adjustment to increase equity for other intangible assets and an adjustment to decrease equity for goodwill.  Please explain to us the nature of both of these adjustments and tell us how the amount of these adjustments was determined or calculated.  Also, please tell us and disclose in future filings the amount of consideration that was allocated to intangible assets, rather than goodwill, under US GAAP, and tell us the useful life of those assets.  You should also tell us and explain in the notes to your financial statements in further detail how the adjustment from net income under IFRS to net income under US GAAP relating to amortization of intangible assets was calculated or determined.

Imperial Tobacco Response

Historically under UK GAAP fair values were assigned to identifiable intangible assets only if they were capable of being disposed of or settled separately, without disposing of a business of the entity.  Under US GAAP identifiable assets are separately valued and amortised over their useful lives.  The separately identifiable intangible assets included in the US GAAP balance sheet are principally brand rights that are being amortised over their useful economic lives.

Over recent years there have been a number of changes in accounting policy for the treatment of goodwill in our home country financial statements.  The group has elected not to apply IFRS 3 retrospectively to business combinations that took place prior to transition to IFRS.  Therefore in our IFRS financial statements goodwill arising on previous acquisitions remains at the same carrying value as under UK GAAP.   In our IFRS financial statements goodwill acquired prior to 1 October 1999 was written off to reserves, consistent with the original UK GAAP accounting.  Goodwill on acquisitions from 1999 to 2004 was capitalised and amortised over periods not exceeding 20 years under UK GAAP, and was carried forward into the opening IFRS balance sheet.  From 2005, in accordance with IFRS 3, goodwill has been capitalised and tested annually for impairment, but has not been amortised.

Under US GAAP goodwill has historically been capitalised.  Until 2002 it was amortised over estimated useful lives not exceeding 40 years, but from 2003 onwards in accordance with SFAS No. 142 it is no longer amortised.

These historical differences in relation to the identification and amortisation of intangible assets and goodwill balances have created differences in the base value of such assets between IFRS and US GAAP.  The amounts allocated to goodwill and identifiable intangibles under IFRS are disclosed in Note 9. The equivalent US GAAP amounts (both cost and net book value) can be derived from the reconciliation of Equity shareholders’ funds in Note 31.

We supplementally advise the Staff that the cost and net book value of goodwill and intangible assets under IFRS and US GAAP at 30 September 2006 can be summarised as follows:

	Goodwill		Intangibles
	Cost	NBV	Cost	NBV
	(£ millions)
Amounts under IFRS (Note 9)	3,926	3,446	508	450
Amount under US GAAP	2,711	2,618	3,658	3,138
Difference (Note 31)	1,215	828	(3,150)	(2,688)

We will seek to give a fuller description of the difference in our Summary of differences between IFRS and US GAAP in future.

(v) Deferred Tax

24.                              Please tell us, and disclose in future filings, the tax rate used in the calculation of this adjustment.  Also, please indicate any adjustments which did not have a related tax effect.

Imperial Tobacco Response

No deferred tax is provided on differences in goodwill between IFRS and US GAAP.  As explained in Note 31(ii) deferred tax has been provided on the Davidoff trademark under US GAAP whereas under a recognition exemption under paragraph 15 of IAS 12 no deferred tax liability is recorded for the difference between the amount paid for the trademark and the tax base of the asset.  Deferred tax on remaining differences between IFRS and US GAAP is calculated at rates prevailing in the appropriate jurisdictions, generally ranging between 30% and 40%.

We will seek to enhance disclosure in future filings.

Closing comments

I trust our responses to your comments are satisfactory, and that our proposal to improve and enhance disclosure in our 2007 UK Annual Report and Accounts and in our 2007 Form 20-F is acceptable to you.  If you require any further explanations or information when considering our responses to your comments please contact Nick Keveth (Group Financial Controller) on 011 44 117 933 7557.

Yours sincerely

R Dyrbus
Finance Director

APPENDIX

QUESTION 8

CONSIDERATION OF CRITERIA IN PARAGRAPH 90 OF IAS 38 IN RELATION TO THE DAVIDOFF TRADEMARK

(a)       the expected usage of the asset by the entity and whether the asset could be managed efficiently by another management team — We consider that the brand could be managed efficiently by another cigarette manufacturer.

(b)       typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way — We believe that established worldwide brands such as Davidoff and others in the market such as Marlboro and Camel demonstrate the longevity of brands in this market.

(c)        technical, technological, commercial or other types of obsolescence — We do not believe these are applicable.  There is no indication to date of technical, technological, commercial or any other type of obsolescence.  There is no indication to date that smoking restrictions are having a significant impact on sales volumes.

(d)       the stability of the industry in which the asset operates and changes in the market demand for the products or services output from the asset — As above, there is no indication to date that smoking restrictions are having a significant impact on sales volumes.

(e)        expected actions by competitors or potential competitors — The Davidoff brand is strong.  There is no indication of expected actions by competitors or potential competitors.  The brand is a premium brand and less sensitive to price competition.

(f)           the level of maintenance expenditure required to obtain the expected future economic benefits from the asset and the entity’s ability and intention to reach such a level — We believe that our level of advertising and promotional spend in relation to Davidoff has not increased significantly since our acquisition of the trademark.

(g)       the period of control over the asset and legal or similar limits on the use of the asset, such as the expiry dates of related leases  — The acquisition removed this restriction as this was an outright purchase of the brand for cigarettes.

(h)       whether the useful life of the asset is dependent on the useful life of other assets of the entity — We do not believe the value of the brand is dependent on other assets.

CONSIDERATION OF CRITERIA IN PARAGRAPH 11 OF SFAS NO. 142 IN RELATION TO THE DAVIDOFF TRADEMARK

(a)       the expected use of the asset by the entity — In 2006 we sold almost 14 billion cigarettes in 120 countries.  It is our aim to grow the brand in the future, expanding into new markets and launching new variants.

(b)       the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets) — We do not believe the value of the brand is dependent on other assets.

(c)        any legal, regulatory, or contractual provisions that may limit the useful life — The term of the licence was removed upon the acquisition of the trademark.  There is no indication to date that smoking restrictions are having a significant impact on sales volumes.

(d)       any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions) — We have acquired the trademark in perpetuity and there are no legal, regulatory or contractual provisions that are applicable.

(e)        the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels) — That we were prepared to acquire the brand to remove the risk of it being licensed or sold to a competitor after 2031 is a clear indication of management’s belief in the continuing value of the brand beyond that date.  There is no indication to date that smoking restrictions are having a significant impact on sales volumes.

(f)           the level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life) — We believe that our level of advertising and promotional spend in relation to Davidoff has not increased significantly since our acquisition of the trademark.